Exhibit 99.1

NYSE: MMA – MMA.INC’s Verified Network Growth Lifts Illustrative Annual Revenue Opportunity to US$21 Million

Following double digit quarterly BJJLink growth, MMA.INC details how it intends to grow software, payments and training revenue from the network it has built

Highlights

●	Verified network scenario rises from US$19M to US$21M at hypothetical full adoption
●	Verified gyms grew 14.0% to 1,148 and registered students increased 12.4% to 120,048
●	Over 400 paying academies provide an established base to grow revenue per academy
●	Broader network scenario illustrates US$180M annually at hypothetical full adoption

New York, NY – NOVEMBER 12, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today updated the illustrative revenue scenarios in its September corporate presentation to reflect growth in its martial arts academy and student network.

MMA.INC’s investment in BJJLink has built a network through which the Company already earns revenue from software, payments and training. BJJLink ended September with 1,148 verified gyms and over 400 paying academies. MMA.INC can grow revenue within that footprint by converting more verified gyms into paying customers and increasing the number of services its existing customers use.

An academy that starts with BJJLink to manage memberships can add integrated payments and offer TrainAlta programs, creating additional revenue opportunities for MMA.INC through the same relationship. The platform’s 120,048 registered student profiles also provide a base for future paid services through XP Passport.

Applying the September corporate presentation’s assumptions to this larger network increases the illustrative annual revenue scenario across the verified footprint from approximately US$19 million to US$21 million at hypothetical full adoption. The broader scenario illustrates approximately US$180 million in annual revenue at hypothetical full adoption across the published gym and platform user populations.

Both scenarios assume 100% adoption at modelled prices and fees, including a future paid XP Passport offering. Neither figure represents a forecast, guidance or a revenue target.

Quarterly growth expands the network

As reported on October 27, BJJLink’s verified gyms increased 14.0% to 1,148 and registered student profiles rose 12.4% to 120,048 from June to September. Monthly student check-ins increased 17.6% to 97,195, equivalent to 1.17 million annualized check-ins at September’s level.

BJJLink processed US$2.11 million in September payments, equivalent to US$25.4 million annualized at that month’s level. This is the gross value of payments processed through the platform. MMA.INC earns fees on transactions under applicable payment arrangements.

Growing the network expands the monetization opportunity

MMA.INC intends to continue growing its published gym profiles, verified gyms and paying academies, together with registered students on BJJLink, while increasing adoption of products and services across that expanding footprint. Successful growth in these populations would increase the underlying scale of the potential monetization opportunity beyond the September 2026 footprint used in the scenarios below.

The academy is the entry point. Based on BJJLink platform data, paying academies historically averaged approximately 250–300 registered students. Those students are members of the underlying academies whose student records are brought onto BJJLink, rather than students individually acquired by MMA.INC. New paying academies can therefore expand the platform’s registered student base and potential audience for future paid XP Passport services, while creating opportunities for BJJLink SaaS, BJJLink Transactions and Warrior Training Program revenue.

To support continued growth at the top of the funnel, MMA.INC intends to revitalise mixedmartialarts.com as a destination for combat sports fans and participants, alongside leveraging the reach of its ambassadors and strategic advisors, who collectively have millions of followers across social media platforms. The Company aims to use these channels to increase awareness of its ecosystem, attract additional academies and participants, and support growth in published gym profiles, verified gyms, paying academies and registered students. Any resulting growth in the platform footprint would further expand the potential audience for BJJLink services, the Warrior Training Program and future paid XP Passport subscriptions. Audience reach does not necessarily translate into platform registrations, customer conversions or revenue, and the extent of any promotional activity will depend on the applicable arrangements.

One academy joins. Then the journey earns.

CUSTOMER JOURNEY	PLATFORM ACTIVITY	REVENUE OPPORTUNITY

1 Academy joins	BJJLink software and payments	SaaS subscription
2 Members onboard	Existing academy members become registered students; profiles, check-ins and belts	Expanded participant footprint
3 Members transact	Membership fees, gear, food and classes	BJJLink Transactions / transaction take-rate
4 Members progress	Warrior Training Program and XP Passport	Program revenue; potential future paid subscriptions
5 Identity travels	Portable training and participation records	Potential network effects and future services

Illustrative customer journey only. XP Passport is currently freemium; its paid monetization layer is not enabled and it generates no subscription revenue today. The 250–300 historical average does not guarantee that each additional academy brings that number of new, unique or active registered students.

“We invested in tools that help academy owners run and grow their businesses,” said Nick Langton, Founder and Chief Executive Officer of MMA.INC. “Our priority now is to convert more verified gyms into paying academies and increase adoption of software, payments and the Warrior Training Program. When a paying academy joins BJJLink, its existing students can join the platform as registered students, creating a potential audience for XP Passport and other participant services. Our objective is to grow both the academy and registered student footprint while earning more from the relationships we have already assembled.”

What the updated model illustrates

The verified scenario uses 1,148 verified gyms and 120,048 registered student profiles, compared with 996 gyms and 107,694 student profiles in the September corporate presentation. The broader scenario uses 15,408 published gym profiles and retains the presentation’s modelled population of approximately 680,000 platform user profiles.

Illustrative annual revenue at hypothetical 100% adoption	Verified network	Published network
Warrior Training Programs, including TrainAlta	US$6.0M	US$80.4M
BJJLink software subscriptions	US$1.4M	US$18.3M
BJJLink payment transaction fees	US$0.6M	US$8.3M
Future paid XP Passport subscriptions	US$13.0M	US$73.4M
Total illustrative annual revenue	Approx. US$21M	Approx. US$180M

Approximately US$8 million of the verified scenario comes from applying full adoption assumptions to training, software and payments, three lines that already generate revenue. The remaining US$13 million assumes all 120,048 registered student profiles convert to a future paid XP Passport subscription at US$9 per month. That portion depends on launching the paid offering and attracting and retaining subscribers.

The XP Passport assumptions use a hypothetical US$9 per month future paid subscription price. XP Passport launched as a freemium offering in July 2026, its paid monetization layer is not yet enabled, and it generates no subscription revenue today. There is no guarantee that registered students or platform user profiles will convert to paying subscribers.

The model assumes approximately US$14,900 in annual Warrior Training Program sales per gym at a 35% net share to MMA.INC, an average BJJLink software fee of US$99 per gym per month across the modelled plan mix, payment fees of 1% on approximately US$54,000 in annual payment volume per gym, and a future XP Passport subscription price of US$9 per month. The two populations overlap, and the scenario totals should be read separately.

The scenarios assume hypothetical 100% penetration solely to illustrate the potential scale of monetization. The Company does not expect full penetration, and actual commercial conversion to date remains a fraction of these illustrative levels. The scenarios are not forecasts, guidance or revenue targets, and no timetable is assumed for full adoption. Published or verified status is not a contractual relationship with MMA.INC and does not oblige or entitle any academy to become a paying customer. Actual revenue per paying academy may vary by pricing, product mix, transaction activity and stage of onboarding. Current “Other” revenue is not scaled in the illustrations.

The September 1, 2026 corporate presentation, including the original scenarios on page 24, is available on MMA.INC’s investor relations website.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the operating infrastructure for the global martial arts and combat sports participation economy. Through BJJLink, TrainAlta, Hype and MixedMartialArts.com, the Company brings together academy software, payments, training programs, media and community to turn fans into participants and help academies grow.

As of September 30, 2026, MMA.INC’s reported platform footprint included 5 million+ social media followers, 680,000 platform user profiles, 120,048 registered student profiles, 32,583 monthly active users and 15,408 published gym profiles, including 1,148 verified and 400 paying academies. September activity included over 97,000 check-ins and an annualized payments run rate of US$25.4 million. Payment volume is not Company revenue.

●	Monetizing an Existing Footprint: MMA.INC’s business model combines recurring software fees, payment transaction revenue and training programs, with opportunities to increase adoption and deliver additional services to academies and participants already connected to its platform.

●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through shared software, payments and identity. XP Passport is designed to give participants a unified digital identity and portable training record, supporting engagement across the ecosystem.

Operating and Platform Metrics

MMA.INC reports these operating and platform metrics on the same basis as in its October 27, 2026 operating update furnished on Form 6-K. Other companies may calculate similarly named metrics differently. Published gym profiles are listings consolidated across MMA.INC’s assets. They may include inactive gyms and gyms with no contractual relationship with the Company. A gym is verified when its owner takes control of its profile. Paying academies have an active paid subscription. Registered student profiles are individual student records created on BJJLink and may include inactive students. Monthly active users are unique users who were active during the month across the app, in-gym kiosk and admin interfaces. The broader illustrative revenue scenario uses the previously disclosed count of approximately 680,000 user profiles from the September 2026 corporate presentation. Social media follower counts are cumulative across MMA.INC’s assets and may include followers who are no longer engaged. Monthly student check-ins count attendance recorded through BJJLink during the month. Payment volume is the gross value of payments processed through BJJLink. MMA.INC earns revenue from the fees it receives under applicable payment arrangements. Annualized check-ins and payment volume are calculated by multiplying the respective September 2026 totals by 12.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as added by the U.S. Private Securities Litigation Reform Act of 1995. These statements include the Company’s plans and expectations regarding conversion of verified gyms into paying customers, adoption of BJJLink software, payments and TrainAlta programs, growth in revenue per academy and participant, and commercialization of paid XP Passport services. The approximately US$21 million and US$180 million annual revenue scenarios are hypothetical calculations that assume 100% adoption of the applicable offerings within each modelled population at specified prices, fees and payment volumes. A substantial portion of each scenario depends on launching a paid XP Passport offering and attracting and retaining subscribers at the assumed price. The Company presents these amounts solely to illustrate the model and its assumptions. Investors should refrain from relying on either amount as a forecast, guidance, target or expected outcome. Actual results may differ materially due to factors including the number of eligible and active gyms and participants, the Company’s ability to convert and retain paying customers, demand for additional services, actual pricing and product mix, payment volumes and fees, and the timing, availability and adoption of paid XP Passport services. Other risks include reliance on third-party payment providers, competition, execution costs, access to capital and the risks described in the Company’s most recent Annual Report on Form 20-F and subsequent reports on Form 6-K. Annualized check-ins and payment volume express September 2026 operating activity at a twelve-month run rate. The Company earns payment revenue from fees under applicable arrangements. Forward-looking statements speak as of the date of this release. The Company undertakes no obligation to update or revise them except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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